Exhibit 4.9

COMPENSATION POLICY

GAMIDA CELL LTD.

Compensation Policy for Executive Officers and Directors

(As adopted by the Shareholders on October 24, 2018,

as amended by the Shareholders on June 4, 2019 and on September 10, 2020)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Gamida Cell Ltd. (“Gamida” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Gamida’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Gamida’s value and otherwise assist Gamida to reach its long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Gamida’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Gamida’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is approved by the shareholders of Gamida and shall serve as Gamida’s Compensation Policy for the maximum period of time permitted by any applicable law, commencing as of the closing of the initial public offering of Gamida’s shares.

The Compensation Committee and the Board of Directors of Gamida (the “Board”) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Gamida’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Gamida’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Gamida’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Gamida’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Gamida’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

This Compensation Policy was prepared taking into account the Company’s nature, size and business and financial characteristics.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses (short-to-medium term incentive);

3.4.	Equity based compensation (medium-to-long term incentive); and

3.5.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity based compensation, which are based on the fair value on the date of grant, calculated annually, on a linear basis, excluding adjustment period/retirement bonuses, granted in accordance with section 16 below) in order to, among others, appropriately incentivize Executive Officers to meet Gamida’s short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total Variable Compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis. The Board believes that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

4.3.	It should be clarified, that the Fixed Compensation may constitute 100% of the total compensation package for an Executive Officer in any year (under circumstances in which a variable component will not be approved for that year and/or in the event of a failure to meet the set goals, if and when determined).

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, Gamida’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers ((the “Executive Officers Cost”), including directors, and the average and median employer cost associated with the engagement of Gamida’s other employees, including contractor employees as defined in the Companies Law (the “Other Employees Cost” and the “Ratio”, respectively).

5.2.	The Board believes that the current Ratio does not adversely impact the work environment in Gamida. The possible ramifications of the Ratio on the daily working environment in Gamida were examined and will continue to be examined by Gamida from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Gamida.

B.	Base Salary Benefits

6.	Base Salary

6.1.	A Base Salary provides stable compensation to Executive Officers and allows Gamida to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Gamida’s ability to attract and retain highly skilled professionals, Gamida will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of companies relevant to Gamida’s field of business, while considering, among others, Gamida’s size and field of operation and the geographical location of the employed Executive Officer. To that end, Gamida shall utilize as a reference, comparative market data and practices, which may include among others a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant Executive Officer in other companies operating in business sectors that are similar in their characteristics to Gamida’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally). Such compensation survey may be conducted internally or through an external consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include among others, educational background, prior vocational experience, expertise and qualifications, change of role, business authorities and responsibilities, past performance and previous compensation arrangements with such Executive Officer, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. When determining the Base Salary, the Company may also decide to consider, at the sole discretion of the Compensation Committee and the Board and as required, the prevailing pay levels in the relevant market, Base Salary and the total compensation package of comparable Executive Officers in the Company, the proportion between the Executive Officer’s compensation package and the salaries of other employees in the Company and specifically the median and average salaries and the effect of such proportions on the work relations in the Company.

7.	Benefits

7.1.	In addition to the Base Salary, the following benefits may be granted to the Executive Officers (subject to any applicable approval procedures), in order, among other things, to comply with legal requirements. It shall be clarified, that the list below is an open list and Gamida (subject to the applicable required approvals) may grant to its Executive Officers other similar, comparable or customary benefits, subject to the applicable law.

7.1.1.	Vacation days in accordance with market practice and the applicable law up to a cap of 30 days per annum;

7.1.2.	Sick days in accordance with market practice and the applicable law; However, the Company may decide to cover sick days from the first day;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Medical Insurance in accordance with market practice and the applicable law;

7.1.5.	With respect to Executive Officers employed in Israel, Monthly remuneration for a study fund, as allowed by applicable law and with reference to Gamida’s practice and the common market practice;

7.1.6.	Gamida shall contribute on behalf of the Executive Officer to an managers’ insurance policy or a pension fund, as allowed by applicable law and with reference to Gamida’s policies and procedures and the common market practice; and

7.1.7.	Gamida shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Gamida’s policies and procedures and to the common market practice.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes).

7.3.	In the event of relocation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.	Gamida may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, including but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Gamida’s policies and procedures.

7.5.	Gamida may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel, including a daily stipend when traveling and accommodation expenses.

7.6.	At the discretion of the Compensation Committee and the Board (and with respect to the CEO- also the Company’s general meeting of shareholders), Gamida may grant a newly recruited Executive Officer a signing bonus. Such bonus may be granted in cash, equity or a combination of both. The signing bonus will not exceed: (1) 50% of such Executive Officer’s annual Base Salary, if the signing bonus is granted in cash; (2) 100% of such Executive Officer’s annual Base Salary, if the signing bonus is granted by equity; (3) In case the signing bonus is a combination of cash and equity, its limit shall be proportional to the cash and equity components, calculated in accordance with the ratios mentioned in sections (1) and (2) above.

C.	Cash Bonuses

8.	Annual Cash Bonuses – The Objective

8.1.	The Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company’s general meeting of shareholders) may grant cash bonuses to its Executive Officers on a quarterly or annually basis, or on a shorter or longer period basis, in accordance with the principles detailed below.

8.2.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Gamida’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.3.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Gamida’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board may also determine any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Gamida’s business environment, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.4.	In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus or a prorated one. Such bonus will become due on the same scheduled date for annual cash bonus payments by the Company.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus of Gamida’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer's overall performance by the CEO and subject to minimum thresholds. The performance objectives will be recommended by Gamida’s CEO and approved by the Compensation Committee (and, if required by law, by Gamida’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.3 above) on the basis of, but not limited to, company and individual objectives. Notwithstanding the above, the Company may determine that, with respect to any Executive Officer subordinated to the CEO, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 50% of such Executive Officer’s annual base salary.

9.3.	The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

CEO

9.4.	The annual cash bonus of Gamida’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds. Such performance measurable objectives will be determined annually by Gamida’s Compensation Committee (and, if required by law, by Gamida’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.3 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized as described below:

9.4.1.	Between 40%-60% will be based on overall company performance measurable objectives;

9.4.2.	Between 20%-50% will be based on goals set forth in the Company’s annual operating plan and long-term plan;

9.4.3.	The less significant part of the annual cash bonus granted to Gamida’s CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board.

9.5.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 100% of his or her annual base salary.

9.6.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

10.	Other Bonuses

10.1.	Special Bonus. Gamida may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 30% of the Executive Officer’s total compensation package on an annual basis.

10.2.	Signing Bonus. Gamida may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed three (3) monthly entry base salaries of the Executive Officer.

10.3.	Relocation Bonus. Gamida may grant its Executive Officers a special bonus in the event of relocation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 30% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Gamida shall be entitled to recover from its Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated (“Compensation Recovery”(, provided that a claim is made by Gamida prior to the third anniversary of fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards;

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

11.2.3.	The amount to be paid under the clawback proceedings is less than 10% of the relevant bonus received by the Executive Officer.

11.3.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.	Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for Gamida’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long term interests of Gamida and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Gamida is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers, other than performance-based incentives, shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers, other than directors and performance-based incentives, shall vest gradually over a period of between three (3) to five (5) years. Performance based incentives shall vest upon the Executive Officer achieving of performance measurable objectives.

12.4.	All other terms of the equity awards shall be in accordance with Gamida’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General guidelines for the grant of awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant based on a straight line approach.

E.	Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

14.1.	Gamida may provide an Executive Officer, pursuant to an Executive Officer’s employment agreement and according to the Company’s decision per each case, a prior notice of termination of up to six (6) months, except for the CEO whose prior notice may be of up to twelve (12) months (the “Advance Notice Period”), during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity awards.

14.2.	During the Advance Notice Period, an Executive Officer will be required to keep performing his/her duties pursuant to his/her agreement with the Company, unless the Company has waived the Executive Officer’s services to the Company during the Advance Notice Period and pay the amount payable in lieu of notice, plus the value of benefits.

15.	Adjustment Period

Gamida may provide an additional adjustment period to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options (the “Additional Adjustment Period”). The maximum adjustment period/retirement bonus that may be paid to each Executive Officer shall be up to six (6) month Base Salaries and may only be granted to Executive Officers who have served in the Company for at least one year.

16.	Additional Retirement and Termination Benefits

Gamida may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Gamida may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Gamida for a defined period of time. The terms and conditions of the Non-Compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.	Cap for Retirement and Termination of Service Arrangements

The maximum non-statutory retirement and termination of service arrangements payment to be granted to an Executive Officer will not exceed 200% of his or her annual base salary.

F.	Exculpation, Indemnification and Insurance

19.	Exculpation

Subject to the provisions of the Companies Law, the Company may releases, in advance, any director or Executive Officer from liability towards the Company for any damage that arises from the breach of the director or Executive Officer duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

20.	Insurance and Indemnification

20.1.	Gamida may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and Gamida, all subject to applicable law and the Company’s articles of association.

20.2.	Gamida will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	Reserved;

20.2.2.	The limit of liability of the insurer shall not exceed the greater of $50 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.2.3.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Gamida’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Gamida shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

20.3.2.	Reserved; and

20.3.3.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Gamida may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.	The additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium; and

20.4.2.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G.	Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers (in addition to the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control”, or, where applicable, in the event of a Change of Control following of which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Vesting acceleration of outstanding options, restricted shares, restricted share units (RSUs) and/or other equity based awards;

21.2.	Extension of the exercising period of options, restricted shares, restricted share units (RSUs) and/or other equity based awards for Gamida’s Executive Officer for a period of up to five (5) years, following the date of employment termination; and

21.3.	Up to an additional six (6) months to the additional adjustment period. For avoidance of doubt, such Additional Adjustment Period shall be in addition to the Advance Notice Period and Additional Adjustment Period pursuant to Sections 14 and 15 of this Policy.

21.4.	A cash bonus not to exceed 100% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 150% in case of the CEO.

H.	Board of Directors Compensation

22.	All Gamida’s Board members shall be entitled to an equal annual and per-meeting compensation. Alternatively, Gamida’s Board members may receive only an annual payment with respect to their services on the Board and additional annual payments for serving on board committees and as chairperson of the Board or its committees, without regard to their participation in meetings of the Board or its committees.

23.	The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”) and, in any event, the annual payment and the per-meeting payment shall not be greater than two (2) times the maximal annual payment and per-meeting payment, respectively, allowed under the Compensation of Directors Regulations, in the case of Gamida.

24.	The director’s cash fee per calendar year shall not exceed an annual cash fee in the amount of $120,000 plus VAT.

25.	Notwithstanding the provisions of Sections 23 and 24 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and maybe greater than the maximal amount allowed above.

26.	Each member of Gamida’s Board, other than the chairperson, may be granted an annual equity-based compensation of up to half-a-percent (0.5%) of the fully diluted share capital of the Company. The chairperson of the Board may be granted an annual equity-based compensation of up to one percent (1%) of the fully diluted share capital of the Company.

27.	In addition, members of Gamida’s Board may be entitled to reimbursement of expenses when traveling abroad on behalf of Gamida.

28.	It is hereby clarified that the compensation stated under Section H will not apply to directors who serve as Executive Officers.

I.	Miscellaneous

29.	It is hereby clarified that nothing in this Policy shall be deemed to grant any of Gamida’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

30.	This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association.

31.	This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers as such may exist prior to the approval of this Compensation Policy, subject to any applicable law.

32.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Compensation Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly gross salaries of such employee.

33.	In the event that new regulations or law amendment in connection with Executive Officers and directors compensation will be enacted following the approval of this Compensation Policy, Gamida may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

34.	It should be clarified, that the compensation components detailed in this Policy do not relate to various components that the Company may provide to all or part of its employees and/or its Executive Officers, such as: parking spaces, entry permits for its assets, reimbursement for meals and accommodation expenses, vacations, company events, etc.

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This Policy is designed solely for the benefit of Gamida and none of the provisions thereof are intended to provide any rights or remedies to any person other than Gamida.